Filed by FS Specialty Lending Fund
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-6(b) of the Securities Exchange Act of 1934
Subject Company: New FS Specialty Lending Fund
File No. of Registration Statement: 333-286859

An investment in FS Specialty Lending Fund (FSSL) involves a high degree of risk and may be considered speculative. Investors are advised to consider the investment objectives, risks, and charges and expenses of FSSL carefully. Investors should read and carefully consider all information found in FSSL’s quarterly and annual reports filed with the U.S. Securities and Exchange Commission. FSSL is closed to new investors. This fund commentary is for informational purposes only and does not constitute an offer to sell nor a solicitation of an offer to buy the securities described herein. FUND COMMENTARY June 30, 2025 FS SPECIALTY LENDING FUND SUMMARY • On April 22, 2025, the Board of Trustees of FS Specialty Lending Fund (the “Fund”), a business development company (BDC), approved a plan to prepare for the listing of its common shares on the New York Stock Exchange (“NYSE”). In advance of the listing, the Fund will be converted from a business development company (“BDC”) to a closed-end fund registered under the Investment Company Act of 1940 (the “1940 Act”), through a reorganization into a newly formed closed-end fund. The reorganization is subject to shareholder approval. We currently expect the Fund’s common shares to begin trading on the NYSE under the ticker “FSSL” before the end of Q4 2025, subject to market conditions, shareholder approval and final board approval. • The Fund continued to make progress in transitioning the portfolio to diversified credit investments while reducing legacy energy holdings during the second quarter. Diversified credit investments represented approximately 92.4% of the portfolio’s fair value as of June 30, 2025, compared to 88.0% as of March 31, 2025. • The board declared an enhanced quarterly cash distribution of $0.6195 per share for the second quarter of 2025, which represented an annualized distribution rate of 12.5% based on the then-estimated net asset value (NAV) as of June 30, 2025.1 The distribution was paid on July 22, 2025. 1 • The Fund generated a NAV-based total return of 1.24% during the second quarter of 2025, compared to 2.32% for the senior secured loan index and 3.57% for the high yield bond index. 2,3 MARKET REVIEW Markets contended with intense volatility during Q2 2025 driven by elevated uncertainty across tariffs, the economy, interest rates and geopolitics. Despite this, credit markets posted modest gains, and the S&P 500 reached a new all-time high. Treasury yields were mixed: the policy-sensitive 2-year Treasury yield fell -17 basis points (“bps”) to 3.72% amid soft consumer and manufacturing data and rising expectations for Fed rate cuts, while the 10-year rose a modest 2bps. The Bloomberg U.S. Aggregate Index (the “Agg”), a proxy for a traditional fixed income portfolio, returned 1.2% during the quarter but remains down -0.73% over the past five years, reflecting the impact of interest rate volatility. Sluggish leveraged buyout activity during the quarter weighed on private credit issuance, which totaled approximately $57 billion, down -20% quarter-over-quarter and -30% year-over-year. 4 Despite restrained activity, lower middle market private credit yields rose 12bps, offering a 191bps yield premium over B-rated syndicated loans, the closest public comparison, well above its 165bp average since May 2021. 4 Amid the uncertain macro environment, private credit also continued to offer stronger covenant protections than syndicated loans with greater insulation from potential tariff-driven volatility. Notably, 74% of private credit deals were in service-oriented sectors, which are less exposed to global supply chains, while private loan issuance within tariff-sensitive sectors like consumer discretionary and manufacturing declined meaningfully compared to activity from 2022–2024.4 TRADE RISK BY MARKET: Share of goods vs. services companies Source: Pitchbook/LCD, BofAML, Bloomberg, KBRA Direct Lending Deals, Future Standard, as of March 31, 2025, latest data available. 35.1% 34.3% 26.4% 65.0% 64.3% 73.5% High yield Syndicated loans Private credit Goods Services

Future Standard 2 FSSL PREPARES FOR LISTING On April 22, 2025, the Board of Trustees of FS Specialty Lending Fund approved a plan to prepare for the listing of its common shares on the NYSE. In advance of the listing and subject to shareholder approval, the Fund will be converted from a BDC to a closed-end fund registered under the Investment Company Act of 1940 through a reorganization into a newly formed closed-end fund. The closed-end fund will be named “FS Specialty Lending Fund”, and we currently expect its common shares to begin trading on the NYSE under the ticker “FSSL” before the end of Q4 2025, subject to market conditions. Although we are working toward a listing within the targeted time frame, the timing may be subject to change based on a variety of factors. Shareholder approval for all three proposals is a prerequisite for a listing. The first two proposals seek to amend the Fund’s Declaration of Trust, the legal document that governs key aspects of its operations. The third proposal seeks shareholder approval for the Agreement and Plan of Reorganization for the new closed end fund. Visit fsproxy.com for more information. In connection with the liquidity planning, the board approved a 6-for-1 reverse share split, which took effect on May 15, 2025. The split was based on the Fund’s NAV of $3.37 per share as of March 31, 2025, resulting in a post-split NAV of $20.22 per share. The reverse share split was implemented to help satisfy the NYSE’s minimum $4.00 share price for listing and to align FSSL’s share price with the typical trading range of comparable closed-end funds, which have historically traded in the range of approximately $10 to $20 per share. The split may also help meet the minimum share price requirements for certain broker dealers and custodians. Q2 2025 PERFORMANCE REVIEW The Fund generated a NAV-based total return of 1.24% during the second quarter of 2025, compared to 2.32% for the senior secured loan index and 3.57% for the high yield bond index.2,3 Net investment income of approximately $0.36 per share was partially offset by realized and unrealized depreciation of approximately $0.13 per share. The Fund paid distributions of $0.6318 per share during the second quarter which were attributable to the enhanced quarterly distribution for Q1 2025. As a result, the Fund’s NAV declined $0.40 per share quarter-over-quarter from $20.22 per share to $19.82 per share after adjusting for the reverse share split. As previously communicated, the enhanced quarterly distributions were designed to offer attractive returns to shareholders during the transition to a diversified credit strategy, with the understanding that they were intended to conclude once the Fund achieves a liquidity event, and a portion of the distribution may represent a return of capital. Tax characteristics of the Fund’s distributions are reported annually on shareholders’ Form 1099-DIV. The board declared an enhanced quarterly cash distribution of $0.6195 per share for the second quarter of 2025, which represented an annualized distribution rate of 12.5% based on the then-estimated NAV as of June 30, 2025.1 The distribution was paid on July 22, 2025 and its payment will be reflected in the Fund’s Q3 2025 NAV performance. INVESTMENT ACTIVITY Purchases totaled approximately $262 million during the second quarter of 2025, of which 68% were in private credit investments and 85% were in senior secured debt. As of June 30, 2025, diversified credit investments represented 92% of the portfolio, up from 88% as of March 31, 2025 and 85.5% of the portfolio as of December 31, 2024. Sales and repayments totaled approximately $442 million during the quarter as we continued to rotate the portfolio out of lower-yielding liquid loans while also reducing the Fund’s exposure to legacy energy investments. The Fund paid a quarterly enhanced distribution of 12.5% based on the Fund’s then-estimated NAV as of June 30, 2025. 2

FS Investment Solutions, LLC 201 Rouse Boulevard, Philadelphia, PA 19112 www.fsinvestmentsolutions.com 877-628-8575 Member FINRA/SIPC FC-SL-Q41024 © 2024 Future Standard www.futurestandard.com MR24 3 Energy investments represented just 8% of the portfolio’s fair value as of June 30, 2025, down from 12% of the portfolio’s fair value as of March 31, 2025, and 95% during Q2 2023, at the time the transition plan was announced. As of June 30, 2025, Diversified Energy Company, Ascent Resources Holdings and USA Compression Partners, which were previously among the Fund’s largest energy holdings, represented 57.3% of the Fund’s remaining energy holdings, but just 4.3% of the portfolio, based on fair value. The decrease resulted from the partial sale of our positions in Diversified Energy and USA Compression Partners and a complete exit from our position in Ascent Resources during the quarter. As of June 30, 2025, approximately 89% of the portfolio consisted of senior secured debt, up from 87% as of March 31, 2025. Unsecured debt represented 2% of the portfolio as of June 30, 2025, unchanged from a quarter earlier while asset-based finance represented 3% of the portfolio, also unchanged from March 31, 2025. Equity and other investments represented approximately 6% of the portfolio’s fair value, down from 8% the prior quarter. As of June 30, 2025, two investments were on non-accrual, representing just 0.2% of the portfolio’s fair value and approximately 0.9% based on amortized cost, compared to 0.4% and approximately 1.4%, respectively, as of March 31, 2025. Portfolio by asset type (based on fair value) 6/30/2025 Senior Secured Loans—First lien loans 82% Senior Secured Loans—Second lien loans 3% Senior secured bonds 4% Unsecured debt 2% Asset-based finance 3% Equity/other 6% Portfolio by Industry Classification (Based on fair value) 6/30/2025 Commercial & Professional Services 13% Consumer Services 12% Capital Goods 12% Health Care Equipment & Services 10% Materials 8% Energy 8% Consumer Durables & Apparel 6% Consumer Discretionary Distribution & Retail 5% Financial Services 5% Media & Entertainment 5% Automobiles & Components 3% Pharmaceuticals, Biotechnology & Life Sciences 3% Other* 10% *Other represents the following industries, each of which represented 2% or less of the portfolio’s fair value as of June 30, 2025: Software & Services, Consumer Staples Distribution & Retail, Transportation, Telecommunications Services, Equity Real Estate Investment Trusts (REITs), Insurance, Household & Personal Products, Real Estate Management & Development.

ADDITIONAL RESOURCES

Please visit FSSL's webpage at www.futurestandard.com/investments/all-investments/fssl or www.futurestandard.com/resources/fs-specialty-lending-fund-update for additional resources.

Performance as of 6/30/2025

(Without sales charge, compounded monthly)						(With sales charge)	
1-year	3-year (annualized)	5-year (annualized)	10-year (annualized)	Since inception (annualized)	Cumulative total return since inception	Cumulative total return since inception	Inception date
5.98%	0.31%	5.19%	-2.83%	-0.13%	-1.86%	-11.67%	July 18, 2011

Past performance is not a guarantee of future results. Shareholder returns (without sales charge) are the total returns an investor received for the highlighted period, taking into account all distributions paid during such period, compounded monthly. Except for shareholder returns (without sales charge) for the 1-, 3- and 5-year periods, the calculation assumes that the investor purchased shares at FSSL's public offering price, excluding any selling commissions or dealer manager fees, at the beginning of the applicable period and reinvested all distributions pursuant to FSSL's distribution reinvestment plan (DRP). Since FSSL closed its public offering in November 2016 and has since issued new shares only pursuant to its DRP, the calculation for the 1-, 3- and 5-year periods assume the investor purchased shares at the beginning of the applicable period at a price based on FSSL's DRP on such date. Shareholder returns (without sales charge) do not include selling commissions and dealer manager fees, which could total up to 10% of the public offering price. Had such selling commissions and dealer manager fees been included, the performance shown would be lower. Following the termination of FSSL's DRP effective September 15, 2023, the total return for each period presented subsequent to the effective date is calculated based on the change in net asset value during the applicable period, assuming the reinvestment of all distributions at the Company's net asset value per share as of the period end date.

Shareholder return (with sales charge) is the total return an investor received since inception, taking into account all distributions paid during such period, compounded monthly. The calculation assumes that the investor purchased shares at FSSL's public offering price (which includes the maximum selling commissions and dealer manager fees) at inception and reinvested all distributions pursuant to FSSL's DRP. Following the termination of FSSL's DRP effective September 15, 2023, the total return for each period presented subsequent to the effective date is calculated based on the change in net asset value during the applicable period, assuming the reinvestment of all distributions at the Company's net asset value per share as of the period end date.

Valuation as of the end of each period shown above is based on the net asset value per share as of the period end date.

FSSL's public offering price was subject to a sales charge of up to 10% and offering expenses of up to 1.5% of the gross proceeds received in the Fund's offering.

FSSL's annualized total expenses as a percentage of average net assets attributable to common shares was 5.97% for the six months ended June 30, 2025.

RISK FACTORS

An investment in the common shares of FSSL involves a high degree of risk and may be considered speculative. The following are some of the risks an investment in our common shares involves; however, you should carefully consider all of the information found in Item 1A of our annual report on Form 10-K and other reports filed with the U.S. Securities and Exchange Commission.

- Because there is no public trading market for our common shares and we are not obligated to effectuate a liquidity event by a specified date, it will be difficult for you to sell your common shares. If you are able to sell your common shares before we complete a liquidity event, it is likely that you will receive less than what you paid for them. Our share repurchase program contains numerous restrictions. In addition, we have currently suspended our share repurchase program. If we conduct quarterly tender offers for our common shares in the future, only a limited number of our common shares will be eligible for repurchase. We may suspend or terminate the share repurchase program at any time.
- Our distributions may be funded from unlimited amounts of offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to us for investment. Any capital returned to shareholders through distributions will be distributed after payment of fees and expenses.
- We invest in securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Below investment grade securities, which are often referred to as "junk," have predominantly speculative characteristics with respect to the issuer's capacity to pay interest and repay principal. They may also be difficult to value and illiquid.
- Our previous investment policy was to invest, under normal circumstances, at least 80% of our total assets in securities of energy and power companies. The revenues, income (or losses) and valuations of energy and power companies can fluctuate suddenly and dramatically due to a number of environmental, regulatory, political and general market risks, which have historically impacted our financial performance, including our net asset value per share, and may continue to in the future.
- Our transition to a new investment policy will increase portfolio turnover, which will increase commission and transaction costs.
- The Fund will bear costs incurred in connection with the reorganization. Because the Fund has already incurred costs attributable to the reorganization and because the Fund is responsible for paying those costs, if shareholders do not approve the reorganization proposal, the Fund will continue to be responsible for the costs arising from the proposed reorganization even though the proposed reorganization will not occur, and those costs may be material.
- There can be no assurance that the listing will be completed. Immediately after the closing of the reorganization, common shares of the Fund will remain illiquid assets for which there will not be a secondary market. However, the Fund intends to seek to list its common shares on the NYSE. The listing of the Fund's common shares is subject to the approval of the NYSE and satisfaction of the NYSE's listing standards. The Fund intends to apply for listing on the NYSE as soon as practicable following the closing of the reorganization. There can be no assurance the Fund will successfully complete any such listing.
- An investment strategy focused primarily on privately held companies presents certain challenges, including the lack of available information about these companies.
- Investing in middle market companies involves a number of significant risks, any one of which could have a material adverse effect on our operating results.
- A lack of liquidity in certain of our investments may adversely affect our business. We may be unable to sell our investments at favorable prices or at all.
- We are subject to financial market risks, including changes in interest rates, which may have a substantial negative impact on our investments.
- We may borrow funds to make investments, which increases the volatility of our investments and may increase the risks of investing in our securities.
- Our business model is dependent on bank relationships and recent strain on the banking system may adversely impact us.
- FSSL is a long-term investment for persons of adequate financial means who have no need for liquidity in their investment. To invest in FSSL, an investor must have either (i) a net worth of at least $70,000 and an annual gross income of at least $70,000, or (ii) a net worth of at least $250,000. Some states, such as Kansas, impose higher suitability standards.
- Portions of our distributions to shareholders were funded from the reimbursement of certain expenses, including through the offset of certain investment advisory fees, that are subject to repayment to our affiliate, Future Standard, and our future distributions may be funded from such offsets and reimbursements. Significant portions of these distributions may not be based on our investment performance, and such offsets and reimbursements by Future Standard may not continue in the future. If Future Standard had not agreed to reimburse certain of our expenses, including through the offset of certain advisory fees, significant portions of these distributions would have come from offering proceeds or borrowings. The repayment of amounts owed to Future Standard will reduce the future distributions to which you would otherwise be entitled.
- The global outbreak of COVID-19 (commonly known as the coronavirus) has caused volatility, severe market dislocations and liquidity constraints in many markets, including securities we hold, and has adversely affected our investments and operations. Such impacts may continue to adversely affect us, the performance of our investments and an investment in us.
- We expect that the recent market conditions may have a lasting and, in some instances, permanent impact on some of our portfolio companies as they struggle to meet covenant obligations and face insolvency in future periods. Poor performance or insolvency of our portfolio companies could have a material adverse impact on our financial condition and results of operations.

Future Standard 4

FS Investment Solutions, LLC 201 Rouse Boulevard, Philadelphia, PA 19112 www.fsinvestmentsolutions.com 877-628-8575 Member FINRA/SIPC FC-FSSL-Q22025 © 2025 Future Standard www.futurestandard.com JL25 CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS Statements included herein may constitute “forward-looking” statements as that term is defined in Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements with regard to future events or the future performance or operations of the Fund, the transition in investment policy, anticipated distribution rates, portfolio rotation, borrowings and liquidity events. Words such as “intends,” “will,” “expects,” and “may” or similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions. Certain factors could cause actual results to differ materially from those projected in these forward-looking statements. Factors that could cause actual results to differ materially include changes in the economy, geo-political risks, risks associated with possible disruption to the Fund’s operations or the economy generally due to hostilities, terrorism, natural disasters or pandemics such as COVID-19, future changes in laws or regulations and conditions in the Fund’s operating area, unexpected costs, disruptions in the oil and gas industry, the failure from time to time of oil-producing countries to reach agreements around crude oil production, the ability of the Fund to (i) transition to a diversified credit strategy within anticipated timeframes or at all, (ii) pay the targeted distributions, (iii) obtain leverage on terms satisfactory to the Fund and (iv) achieve a liquidity event, and such other factors that are disclosed in the Fund’s filings with the SEC. The inclusion of forward-looking statements should not be regarded as a representation that any plans, estimates or expectations will be achieved. Any forward-looking statements speak only as of the date of this communication. Except as required by federal securities laws, the Fund undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on any of these forward-looking statements. ADDITIONAL INFORMATION AND WHERE TO FIND IT In connection with shareholder proposals referenced herein, on April 30, 2025, the Fund and the successor fund filed with the SEC solicitation materials in the form of a joint proxy statement/prospectus that will be included in a registration statement on Form N-14. The registration statement may be amended or withdrawn and the proxy statement and/or joint proxy statement/prospectus will not be distributed to shareholders unless and until the registration statement is declared effective by the SEC. Investors are urged to read the proxy statement/prospectus and any other relevant documents filed or to be filed with the SEC carefully when they become available because they will contain important information about the reorganization, the shareholder proposals, the Fund and the successor fund. After they are filed, free copies of the proxy statement/prospectus and other documents will be available on the SEC’s web site at www.sec.gov or at www.fsproxy.com. IMPORTANT INFORMATION The Fund, its trustees and certain of its officers may be considered to be participants in the solicitation of proxies from shareholders in connection with the matters described herein. Information regarding the identity of potential participants, and their direct or indirect interests in the Fund, by security holdings or otherwise, are set forth in the proxy statement and any other materials filed with the SEC in connection with the Fund’s 2024 annual meeting of shareholders. Additional information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, will be included in the proxy statement/prospectus relating to the matters described herein when it is available. Shareholders are able to obtain any proxy statement, any amendments or supplements to the proxy statement and other documents filed by the Fund with the SEC for no charge at the SEC’s website at www.sec.gov. Copies are available at no charge at the Fund’s website at www.fsproxy.com. Investors should consider a fund’s investment objective, risks, and charges and expenses before investing. The proxy statement/prospectus, when available, will contain this and other information about the fund, including risk factors that should be carefully considered. Note: All figures may be rounded. Returns shown are historical and based on past performance. Past performance is not indicative of future results. 1. There can be no assurance that the Fund will be able to pay distributions in the future. The timing and amount of any future distributions to shareholders are subject to applicable legal restrictions and the sole discretion of the Fund’s board. 2. For more information on FSSL’s performance, see the table on page four. For the year ended December 31, 2024, 100% of FSSL’s cash distributions on a tax basis were sourced from net investment income. The payment of future distributions on FSSL’s common shares is subject to the discretion of FSSL’s board of trustees and applicable legal restrictions and, therefore, there can be no assurance as to the amount or timing of any such future distributions. 3. High yield bonds represented by the ICE BofAML U.S. High Yield Master II Index. Senior secured loans represented by the Morningstar LSTA US Leveraged Loan Index. 4. KBRA Direct Lending Deals as of June 30, 2025. Data related to goods- versus service-oriented sectors as of March 31, 2025, latest data available.